SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                            SHARPER IMAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   820013 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 820013 10 0                                    13G     Page 2 of 5 Pages
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Richard Thalheimer
                     ###-##-####
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                         (a)  [ ]   (b)  [ ]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
----------------------------- --------- ----------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
           NUMBER                       5,132,459  shares of Common Stock (includes  options  exercisable  within 60
             OF                         days for 180,000 shares)
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 6      SHARED VOTING POWER
                                        586,028 shares of Common Stock
                              --------- ----------------------------------------------------------------------------
                                 7      SOLE DISPOSITIVE POWER
                                        5,132,459  shares of Common Stock (includes  options  exercisable  within 60 days for 180,000 shares)
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                        586,028 shares of Common Stock
----------- --------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,718,487 shares of Common Stock
----------- --------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                                                [ ]
----------- --------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     68.4 %
----------- --------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                     IN
----------- --------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1(a)                  Name of Issuer:

                           Sharper Image Corporation


Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           650 Davis Street
                           San Francisco, CA  94111


Item 2(a)                  Name of Person Filing:

                           Richard Thalheimer


Item 2(b)                  Address  of  Principal  Business  Office or, if none,
                           Residence:

                           650 Davis Street
                           San Francisco, CA  94111


Item 2(c)                  Citizenship:

                           United States of America


Item 2(d)                  Title of Class of Securities:

                           Common Stock


Item 2(e)                  CUSIP Number:

                           820013 10 0


Item 3.                    If  this   statement  is  filed   pursuant  to  Rules
                           13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not Applicable

                                                               Page 4 of 5 Pages

Item 4.                    Ownership.

                           (a) Amount Beneficially Owned as of December 31, 1997: 5,718,487 Shares of Common Stock. Does not include 45,500 shares owned by Ms. Elyse Eng Thalheimer, Mr. Richard Thalheimer's wife. Includes 4,152,459 shares owned by The Richard J. Thalheimer Revocable Trust, of which Mr. Richard Thalheimer is trustee and sole beneficiary. Includes 203,665 shares owned by The Richard Thalheimer and Elyse Thalheimer Family Trust, of which Mr. Richard Thalheimer is a co-beneficiary. Includes 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust. Includes 368,000 shares owned by The Richard
                                    J.  Thalheimer  Children's  Trust.  Includes
                                    400,000  shares  owned  by  the  Richard  J.
                                    Thalheimer   1997  Grantor   Annuity  Trust.
                                    Includes 400,000 shares owned by the Richard
                                    J.  Thalheimer  1997 Annuity Trust, of which
                                    Mr.   Richard   Thalheimer  is  trustee  and
                                    beneficiary. Includes options exercisable within 60 days for 180,000 shares granted to Richard Thalheimer.

                           (b)      Percent of Class: 68.4%

                           (c) Number of shares as to which such person has:

                                    (i)   sole  power to vote or to  direct  the
                                          vote: 5,132,459 shares of Common Stock

                                    (ii)  shared  power to vote or to direct the
                                          vote: 586,028

                                    (iii) sole power to dispose or to direct the
                                          disposition  of:  5,132,459  shares of
                                          Common Stock

                                    (iv)  shared  power to  dispose or to direct
                                          the disposition of: 586,028


Item 5.                    Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.                    Ownership  of More  than  Five  Percent  on Behalf of
                           Another Person.

                           Not Applicable

                                                               Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8.                    Identification  and  Classification of Members of the
                           Group.

                           Not Applicable


Item 9.                    Notice of Dissolution of Group.

                           Not Applicable


Item 10.                   Certification.

                           Not Applicable



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998



Signature:  /s/ Richard Thalheimer
            ------------------------------------------------------
Name:       Richard Thalheimer
Title:      Chief Executive Officer and Chairman of the Board